Exhibit 99.7

OFFICER'S CERTIFICATE

UNDER SECTION 2.20 OF NATIONAL INSTRUMENT 54-101

OF

ACREAGE HOLDINGS, INC.

(the “Corporation”)

RE:	June 19, 2019 Special Shareholder Meeting (the “Meeting”) - Abridged Times set forth in Sections 2.1(b), 2.2(1) or 2.5(1) of National Instrument 54-101 (“NI 54-101”)

I, Kevin Murphy, President and Chief Executive Officer of the Corporation, report and certify on behalf of the Corporation as an officer of the Corporation, and not in my personal capacity and without personal liability, that, as of the date of this Certificate:

(a)	in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the “proxy-related materials” (as such term is defined in NI 54-101) for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

This Certificate is issued by the Corporation pursuant to section 2.20 of NI 54-101 on May 17, 2019.

ACREAGE HOLDINGS, INC.

Per:	(signed) “Kevin Murphy”
Kevin Murphy
President and Chief Executive Officer